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                                             Registration Statement No. 333-218897

                                             Dated August 11, 2017; Rule 433

                                             Page 1

               2 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR

               NOTES DUE AUGUST 2019

               ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D

               Terms and Conditions         Friday, August 11, 2017

               Final Terms of the Notes

               Issuer                     : Deutsche Bank AG New York Branch

               Issuer's   Long-term   : Baa2 (Moody's); BBB- (SandP); A- (Fitch)

               Senior     Non-Preferred

               Unsecured Rating

               Form of Debt               : Unsecured, Unsubordinated Eligible Liabilities Senior Non-Preferred Notes

               Nominal Amount             : USD 1,000,000,000

               Trade Date                 : 11 August 2017

Global Markets Issue Date                 : 14 August 2017

               Maturity Date              : 14 August 2019

               Coupon                     : 3-month USD Libor plus 0.80%

               Reoffer Price              : 100.00%

               Fees                       : 0.02%

               Day Count Basis            : Actual/360, adjusted modified following

               Payment Dates              : Quarterly in arrears, payable 14 February, 14 May, 14 August and 14 November of each year, commencing 14 November 2017

               Early Redemption           : None

               Redemption                 : 100.00%

               Business Days              : New York, TARGET and London

               Listing                    : Frankfurt Stock Exchange Regulated Market

               Denominations              : USD 250,000

               CUSIP                      : 251526BK4

               ISIN                       : US251526BK41

               Lead Manager               : Deutsche Bank AG

                                             Deutsche Bank AG will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of Financial Industry Regulatory Authority, Inc.

               Co-Managers                : Academy Securities, Inc., Mischler Financial Group, Inc. and R. Seelaus and Co., Inc.

               Settlement                 : DTC and Euroclear/Clearstream

               Calculation Agent          : Deutsche Bank AG, London Branch

               Documentation              : SEC Registered

               Eligible Liabilities Terms : Waiver of right to set-off; no events of default except for insolvency; repurchase prior to maturity subject to regulatory approval if then required under applicable law; contractual consent to applicable resolution measures

               Resolution Measures        : Holders of the notes will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. In a German insolvency proceeding or in the event of the imposition of

                                             Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer, including some of the other senior debt securities issued by the Issuer, and would be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. Please see "Resolution Measures and Deemed

                                             Agreement" below for more information.

               Capitalized terms used but not defined in this term sheet have the meanings assigned to them in the accompanying prospectus supplement and prospectus.

[] Prospectus supplement dated July 7, 2017:  https://www. sec.

gov/Archives/edgar/data/1159508/000119312517224065/d412421d424b21. pdf

[] Prospectus dated July 7, 2017:  https://www. sec.

gov/Archives/edgar/data/1159508/000119312517224058/d603970d424b21. pdf

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2 3 15 57 146

                                                         Registration Statement No. 333-218897

                                                         Dated August 11, 2017; Rule 433

                                                         Page 2

               2 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR

               NOTES DUE AUGUST 2019

               ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D

               Terms and Conditions                     Friday, August 11, 2017

               RESOLUTION MEASURES AND DEEMED AGREEMENT

               On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the "Bank

               Recovery and Resolution Directive"). The Bank Recovery and Resolution Directive required each member state of the

               European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany adopted the Recovery and Resolution Act

               (Sanierungs- und Abwicklungsgesetz, or the "Resolution Act"), which became effective on January 1, 2015. The Bank

               Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1,

Global Markets 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to the European Single Resolution Board which, based on the European

               Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the "SRM

               Regulation"), works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities. Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes may be subject to any Resolution Measure by the competent resolution authority if we become, or are deemed by the competent supervisory authority to have become, "non-viable" (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes,

               you will be bound by and deemed irrevocably to consent to the provisions set forth in the accompanying prospectus, which we have summarized below.

               Pursuant to the German Banking Act as amended by the German law on the mechanism for the resolution of banks of

               November 2, 2015 (Abwicklungsmechanismusgesetz, or the "Resolution Mechanism Act"), in a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, certain specifically defined senior unsecured debt instruments, including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured unsubordinated obligations of the Issuer have been paid in full. The Resolution Mechanism Act could lead to increased losses for the holders of the notes if insolvency proceedings were initiated or Resolution Measures imposed upon the Issuer. See the risk factor below and "Risk Factors" in the accompanying prospectus for more information.

               By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution

               Measure by the competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by the competent resolution authority to: (i) write down,

               including to zero, any payment on the notes; (ii) convert the notes into ordinary shares of (a) the Issuer, (b) any group entity or (c) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital (and the issue to or conferral of the holders (including the beneficial owners) of such ordinary shares or instruments); and/or (iii) apply any other resolution measure including, but not limited to, any transfer of the notes to another entity, the amendment,

               modification or variation of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a "Resolution Measure." A "group entity" refers to an entity that is included in the corporate group subject to a

               Resolution Measure. A "bridge bank" refers to a newly chartered German bank that would receive some or all of our equity securities, assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in a resolution proceeding.

               Furthermore, by acquiring the notes, you:

[] are deemed irrevocably to have agreed, and you will agree: (i) to be bound by, to acknowledge and to accept any Resolution Measure and any amendment,

modification or variation of the terms and conditions of the notes to give effect to any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Eligible Liabilities Senior Indenture dated April 19, 2017 among us, The Bank of New York Mellon, as trustee, and

Deutsche Bank Trust Company Americas, as paying agent, authenticating agent,

issuing agent and registrar, as amended and supplemented from time to time (the

"Indenture"),   or for the purposes of, but  only to the fullest extent

permitted by, the Trust Indenture Act of 1939, as amended (the "Trust

Indenture Act");  [] waive, to the fullest extent permitted by the Trust

Indenture Act and applicable law, any and all claims against the trustee and the paying agent, the issuing agent and the registrar (each, an "indenture agent") for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or any of the indenture agents takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes; and [] will be deemed irrevocably to have: (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to

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                                                               Registration Statement No. 333-218897

                                                               Dated August 11, 2017; Rule 433

                                                               Page 3

               2 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR

               NOTES DUE AUGUST 2019

               ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D

               Terms and Conditions                           Friday, August 11, 2017

               the notes; (ii) authorized, directed and requested The Depository Trust Company ("DTC") and any direct participant in

               DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee or the indenture agents; and (iii) acknowledged and accepted that the Resolution Measure provisions described herein and in the "Resolution Measures" section of the accompanying prospectus are exhaustive on the matters described herein and therein to the exclusion of any other agreements, arrangements or understandings between you and the Issuer relating to the terms and conditions of the notes.

               This is only a summary, for more information please see the accompanying prospectus dated July 7, 2017, including the risk

Global Markets factors beginning on page 9 of such prospectus.

THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG

The notes are senior unsecured obligations of Deutsche Bank AG and are not,

either directly or indirectly, an obligation of any third party. Any interest payments to be made on the notes and the repayment of principal at maturity depend on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG's credit rating or increase in the credit spreads charged by the market for taking

Deutsche Bank AG's credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of

Deutsche Bank AG will affect the value of the notes. On March 28, 2017,

Standard and Poor's downgraded Deutsche Bank AG's long-term issue ratings on certain senior unsecured debt instruments reclassified as senior subordinated debt due to Germany's recently introduced law from "BBB+" to "BBB-." Any future downgrade could materially affect Deutsche Bank AG's funding costs and cause the trading price of the notes to decline significantly. Additionally, under many derivative contracts to which Deutsche Bank AG is a party, a downgrade could require it to post additional collateral, lead to terminations of contracts with accompanying payment obligations or give counterparties additional remedies. In the event Deutsche Bank AG were to default on its payment obligations or become subject to a Resolution Measure, you might not receive interest and principal payments owed to you under the terms of the notes and you could lose your entire investment.

THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER

INSTRUMENTS OF

OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. IN A GERMAN

INSOLVENCY PROCEEDING OR IN THE EVENT OF THE IMPOSITION OF RESOLUTION MEASURES

WITH RESPECT TO THE

ISSUER, THE NOTES WOULD BE SATISFIED ONLY IF CERTAIN OTHER UNSECURED

UNSUBORDINATED OBLIGATIONS OF THE ISSUER HAVE BEEN PAID IN FULL. YOU MAY LOSE

SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US

Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations described above under "Resolution Measures and Deemed

Agreement," the notes are subject to the powers exercised by the competent resolution authority to impose Resolution Measures on us, which may include:

writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the Issuer, (ii) any group entity or

(iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital (and the issue to or conferral of the holders (including the beneficial owners) of such ordinary shares or instruments); or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling the notes. The competent resolution authority may apply Resolution Measures individually or in any combination.

The Resolution Mechanism Act provides that, in a German insolvency proceeding of the Issuer, certain specifically defined senior unsecured debt instruments,

including the notes, would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured unsubordinated obligations of the Issuer have been paid in full. This prioritization would also be given effect if Resolution Measures are imposed on the Issuer, so that obligations under debt instruments that rank junior in insolvency as described above would be written down or converted into common equity tier 1 instruments before any other senior unsecured obligations of the Issuer are written down or converted. A large portion of our liabilities consist of senior unsecured obligations that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations according to the Resolution Mechanism Act or are expressly exempted from such definition.

Among those unsecured unsubordinated obligations that are expressly exempted are money market instruments and senior unsecured debt instruments whose terms provide that (i) the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or settlement is effected in a way other than by monetary payment, or (ii) the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and settlement is effected by monetary payment. This order of priority introduced by the Resolution Mechanism

Act became effective on January 1, 2017 and would apply to the then outstanding debt instruments of the Issuer if German insolvency proceedings were instituted, or if Resolution Measures were imposed, on such debt instruments.

In a German insolvency proceeding or in the event of the imposition of

Resolution Measures with respect to the

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                                                                               Registration Statement No. 333-218897

                                                                               Dated August 11, 2017; Rule 433

                                                                               Page 4

               2 YEAR FLOATING RATE ELIGIBLE LIABILITIES SENIOR

               NOTES DUE AUGUST 2019

               ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D

               Terms and Conditions                                           Friday, August 11, 2017

               Issuer, the competent resolution authority or court would determine whether the securities offered by the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as "Structured Debt Securities," or whether they do not,

               referred to herein as "Non-Structured Debt Securities." We expect and intend the notes offered herein to be classified as Non-Structured Debt Securities. In a German insolvency proceeding or in the event of the imposition of Resolution

               Measures with respect to the Issuer, the unsecured unsubordinated obligations of the Issuer that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations or are expressly exempted from such definition, including any Structured Debt Securities, are expected to bear losses after the Non-Structured Debt

               Securities (including the notes) as described above. The Resolution Mechanism Act could lead to increased losses for the holders of the notes if insolvency proceedings were initiated or Resolution Measures imposed upon the Issuer.

Global Markets In November 2016, the European Commission proposed substantial amendments to, among other laws, the Capital

               Requirements Regulation, the Bank Recovery and Resolution Directive and the SRM Regulation. The proposals cover multiple areas, including the ranking of certain unsecured debt instruments in national insolvency proceedings (to include a new category of 'non-preferred' senior debt referred to as "eligible liabilities instruments"), the introduction of a moratorium tool, refinements of the minimum requirement for own funds and eligible liabilities (or "MREL") framework, and the integration of the minimum total loss-absorbing capacity (or "TLAC") standard into EU legislation. Based upon the current proposals, we expect the securities to qualify as "eligible liabilities instruments" and to continue to rank similar to Non-

               Structured Debt Securities once the proposals become effective. The proposals, if they are enacted as proposed, may also enable us to issue instruments similar to the securities but ranking senior to them. The proposals are to be considered by the European Parliament and the Council of the European Union and therefore remain subject to change. The legislation when final may not include all elements of the proposals and new or amended elements may be introduced in the course of the legislative process. Until the proposals are in final form, it is uncertain how the proposals will affect us or holders of the securities. The current proposals, as well as the economic and financial environment at the time of implementation and beyond, can have a material impact on our operations and financial condition and they may require us to raise additional capital or issue additional "eligible liabilities instruments."

               Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, "non-viable" (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the

               Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool. You may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us.

               By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular,

               the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the

               Indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a

               Resolution Measure. In addition, secondary market trading in the notes may not follow the trading behavior associated either with Structured Debt Securities issued by us or with securities issued by other financial institutions that are not subject to the

               Resolution Mechanism Act or similar laws.

               In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the indenture agents for, agree not to initiate a suit against the trustee or any indenture agent in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or any indenture agent takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any

               Resolution Measure.

               Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange

               Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and this term sheet if you so request by calling toll-free 1-800-503-4611.